UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

GENERAL GROWTH PROPERTIES, INC.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
370021107
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copies to:

Andrew G. Dietderich, Esq.
Alan J. Sinsheimer, Esq.
Sullivan & Cromwell LLP
125 Broad Street, New York, New York 10004
212-558-4000

March 31, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	370021107

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,953,782

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

23,953,782

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,953,782

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1 This calculation is based on 317,304,152 shares of common stock (“Common Shares”) of General Growth Properties Inc. (the “Issuer”) outstanding as of February 24, 2010, as reported in its Annual Report on Form 10-K (the “2010 Form 10-K”).

CUSIP No.	370021107

1	NAMES OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,953,782

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

23,953,782

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,953,782

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2 This calculation is based on 317,304,152 Common Shares outstanding as reported in the 2010 Form 10-K.

CUSIP No.	370021107

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,601,425

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

8,601,425

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,601,425

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3 This calculation is based on 317,304,152 Common Shares outstanding as reported in the 2010 Form 10-K.

CUSIP No.	370021107

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,953,782

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

23,953,782

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,953,782

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 This calculation is based on 317,304,152 Common Shares outstanding as reported in the 2010 Form 10-K.

Item 1. Security and Issuer
This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the statement on Schedule 13D, as previously amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $.01 per share (the “Common Shares”), of General Growth Properties, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined herein shall have the meaning set forth in the Schedule 13D.
As of April 2, 2010, the Reporting Persons beneficially owned an aggregate of 23,953,782 Common Shares, representing approximately 7.5% of the outstanding Common Shares. The Reporting Persons also have additional economic exposure to approximately 54,907,669 Common Shares under certain cash-settled total return swaps (“Swaps”), bringing their total aggregate economic exposure to 78,861,451 Common Shares (approximately 24.9% of the outstanding Common Shares).
Item 4. Purpose of Transaction
Item 4 is hereby supplemented, as follows:
On March 31, 2010, Pershing Square, on behalf of the Pershing Square Funds, and the Issuer entered into a Stock Purchase Agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is hereby supplemented, as follows:
The information set forth in Item 4 is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
Item 7 is hereby supplemented by adding the following exhibits:

Exhibit 99.1	Stock Purchase Agreement, dated March 31, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and the Issuer.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: April 2, 2010	PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC,
its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

EXHIBIT INDEX

Exhibit 99.1	On March 31, 2010, Pershing Square, on behalf of the Pershing Square Funds, and the Issuer entered into the Stock Purchase Agreement.